Copa Holdings S.A. Files Annual Report Form 20-F

PANAMA CITY, April 30, 2015 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA) has filed today its annual report on Form 20-F for the fiscal year ended December 31, 2014 with the U.S. Securities and Exchange Commission.

The report is available on the investor relations section of Copa's website at http://www.copa.com. Shareholders may receive a hard copy of the report, which includes Copa's audited financial statements, free of charge through the contact below.

Electronic Link: http://investor.shareholder.com/copa/sec.cfm

Hard Copy Request link: http://investor.shareholder.com/copa/investorkit.cfm

For more information please contact Copa Holdings' Investor Relations Department:

Contact: Rafael Arias – Director of Investor Relations

Phone: (507) 304-2431

Fax: (507) 304-2447

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 73 destinations in 30 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 98 aircraft: 72 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit www.copa.com.

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PRESS RELEASE CONTACT:
Rafael Arias – Panamá
Director-Investor Relations
(507) 304-2431